EXHIBIT 99.2

Ernst & Young s.r.L/s.E.N.c.R.L.
Comptables agrees
Ernst & Young LLP
Chartered Accountants
800, boul. Rene-Lêvesque Ouest
Bureau 1900
Montreal (Quebec) H3B 1X9
Tel./Tel.: 514 875 6060
Telec./Fax: 514 879 2600
ey.com/ca

October 13, 2009

Autorite des marches financiers
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Department of Government Services, Consumer & Commercial Affairs Branch
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office, Consumer, Corporate and Insurance Services Division,
Office of the Attorney General
Saskatchewan Financial Services Commission

Re:   CGI Group Inc.
Change of Auditor Notice dated September 30, 2009

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

c.c. The Board of Directors, CGI Group Inc
      R. David Anderson, Executive Vice-President and Chief Financial Officer